Exhibit 99.1

CORPORATE RELEASE
STATS ChipPAC Intends to Maintain its ADR Program as a
Level I Program until Further Announcement and is
Contemplating Raising Funds for Distribution to Shareholders
United States — 12/12/2007, Singapore — 12/12/2007 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NASDAQ: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced that it intends to postpone the termination of its American Depositary Receipts (“ADR”) program with Citibank, N.A., the depositary for the American Depositary Shares (the “ADSs” and the depositary, the “Depositary”), until it has eliminated all outstanding obligations to deliver ADSs under its employee benefit plans. The Company is in the process of obtaining the requisite consents. In the meantime, the Company will maintain its ADR program with the Depositary as a Level I program following the delisting of its ADSs from the Nasdaq Global Select Market (“Nasdaq”). This means that following the delisting of the Company’s ADSs from Nasdaq, the ADSs may continue to be traded on the over-the-counter market until such time as the Company terminates the ADR program. As previously announced on November 9, 2007, the Company’s ADSs are expected to be delisted from Nasdaq on or about December 31, 2007. The last day of trading of the ADSs on Nasdaq is expected to be on or about Friday, December 28, 2007.
Singapore Technologies Semiconductors Pte Ltd (“STSPL) and Temasek Holdings (Private) Limited (“Temasek”) are discussing with the Company plans to raise indebtedness for the purpose of a distribution to the Company’s shareholders and redeeming certain outstanding indebtedness. Subject to market conditions, the debt financing may take place as early as the first quarter of 2008. STSPL is a wholly owned subsidiary of Temasek and currently owns approximately 83.0% of the ordinary shares (including ADSs) of the Company. The Company will make an announcement on the details of any such financing activity at the appropriate time.
Important Information
This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. Securities of the Company may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act of 1933, as amended, or pursuant to an applicable exemption from registration.

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com

Forward-looking Statements
Certain statements in this release, including statements regarding the Company’s intention to maintain a Level I ADR program prior to the termination of the ADR program, to withdraw the ADSs from listing on Nasdaq, to amend and terminate the ADR program, and to terminate the registration of its ordinary shares and ADSs and reporting obligations under the Securities Exchange Act of 1934, as amended; the trading of the ADSs on the over-the-counter market; and the Company’s intention to raise indebtedness and make a distribution to shareholders, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ from our expectations include, but are not limited to, the ability to meet the applicable requirements for the termination of registration under the Securities Exchange Act of 1934, as amended, the ability to meet specific conditions imposed for the continued listing or delisting of the Company’s securities on the SGX-ST, and the prevailing market conditions. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NASDAQ: STTS and SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on both the Nasdaq Stock Market (NASDAQ) and the Singapore Exchange Securities Trading Limited (SGX-ST). In addition, STATS ChipPAC is included in the Morgan Stanley Capital International (MSCI) Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Senior Marcom Manager
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com